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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         WELLPOINT HEALTH NETWORKS INC.
                         ------------------------------
                                (Name of Issuer)


                       CLASS A COMMON STOCK $.01 PAR VALUE
                       -----------------------------------
                         (Title of Class of Securities)

                                   94973G 10 0
                                   -----------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP Number 94973G 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
     Persons:

     Blue Cross of California, I.R.S. Id. No. 95-3760980

2)   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [___]
                                                                     (b)  [ X ]
     Blue Cross of California disclaims group status.

3.   SEC Use Only:

     ---------------------------------------------------------------------------
     Citizenship or Place of Organization:  State of California

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

4.   Sole Voting Power:            0

5.   Shared Voting Power:          0

6.   Sole Dispositive Power:       0

7.   Shared Dispositive Power:     0

8.   Aggregate Amount Beneficially Owned by Each Reporting Person:  0

9.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:*   [___]

a)   Not Applicable.

10.  Percent of Class Represented by Amount in Row (11):  0

     Type of Reporting Person:*  CO

     * See instructions before filling out.

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ITEM 1.
          (a) Name of Issuer: WellPoint Health Networks Inc. ("WellPoint"), prior to its merger with Blue Cross of California on May 20, 1996.

          (b) Address of Issuer's Principal Executive Offices: The principal executive offices of WellPoint are located at 21555 Oxnard Street, Woodland Hills, California 91367.

ITEM 2.

          (a)  Name of Person Filing:  Blue Cross of California.

          (b)  Address of Principal Business Office, or, if none, Residence:
The principal business office of Blue Cross of California is located at 21555 Oxnard Street, Woodland Hills, California 91367.

          (c) Citizenship: Blue Cross of California is a California corporation.

          (d) Title of Class of Securities: Class A Common Stock, $.01 par values.

          (e)  CUSIP Number:  94973G 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable.

ITEM 4.   OWNERSHIP:

          Not Applicable.

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          As of the effective time of the merger of WellPoint into Blue Cross of California on May 20, 1996, Blue Cross of California no longer is the beneficial owner of any shares of WellPoint Class A Common Stock, $.01 par value.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT:

          Not Applicable.

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ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

ITEM 10.  CERTIFICATION:

          Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1996

                                           By:  Brian Donnelly /s/
                                                --------------------------------
                                                Name:      Brian Donnelly
                                                Title: Senior Vice President
                                                        and General Counsel